Filed by: Science Applications International Corporation

Pursuant to Rule 425 under the Securities Act of 1933 and

deemed filed under Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: Science Applications International Corporation

Registration No.: 000-12771

SECOND SUPPLEMENT TO AMENDED AND RESTATED SUPPLEMENTAL Q&A

In this Second Supplement to the amended and restated Supplemental Q&A, we use the terms “SAIC,” “we,” “us” and “our” to refer to Science Applications International Corporation or SAIC, Inc. when the distinction between the two companies is not important. When the distinction is important to the discussion, we use the term “Old SAIC” to refer to Science Applications International Corporation and “New SAIC” to refer to SAIC, Inc. In addition, we sometimes refer to the common stock of Science Applications International Corporation as “Old SAIC common stock,” and when the distinction is important, “class A common stock” and “class B common stock.” We also sometimes refer to the class A preferred stock of SAIC, Inc. as “new class A preferred stock” and to the common stock of SAIC, Inc. as “new common stock.”

ADDITIONAL SUPPLEMENTAL Q&A

Special Stockholders Meeting and related matters

Q139. When and where will the special stockholders meeting be held? Added 2 August 2006

A. The special meeting of stockholders will be held at the SAIC Conference Center, 1710 SAIC Drive, McLean, Virginia, on August 29, 2006, at 1:00 p.m. Eastern time.

Q140. If I’m not in McLean, can I still watch the meeting live? Added 2 August 2006

A. For the convenience of our stockholders, the meeting will be videocast to Conference Room 2040 in Building D of our offices at 10260 Campus Point Drive, San Diego, CA and to other locations. In addition, the meeting will be webcast on our website (www.saic.com) and on our internal website, ISSAIC.

Q141. What is the purpose of the special stockholders meeting? Added 2 August 2006

A. At the special meeting, stockholders will vote on the proposals described in the proxy statement. The first is a proposed merger, the purpose of which is to facilitate our becoming a publicly traded company. In the merger, Old SAIC will become a wholly-owned subsidiary of a newly-formed parent company, SAIC, Inc., or New SAIC. Holders of Old SAIC stock will be entitled to receive two shares of class A preferred stock of New SAIC for every share of class A common stock of Old SAIC and 40 shares of class A preferred stock of New SAIC for every share of class B common stock of Old SAIC.

In addition, stockholders are being asked to approve and adopt our 2006 Equity Incentive Plan and 2006 Employee Stock Purchase Plan. We expect these plans to enhance our ability to attract and retain employees, who are key to our continued

success. The 2006 Employee Stock Purchase Plan will allow eligible employees to purchase shares of our new class A preferred stock or new common stock through payroll deductions. These plans will go into effect only if approved by our stockholders and the merger is consummated.

Q142. Who is entitled to vote at the special meeting? Added 2 August 2006

A. Stockholders of record of class A common stock and class B common stock as of the close of business on July 7, 2006 are entitled to notice of, and to vote at, the special meeting.

Q143. Who can attend the special meeting? Added 2 August 2006

A. Any stockholder can attend the special meeting.

Q144. How does the board recommend that I vote? Added 2 August 2006

A. Our board of directors unanimously recommends that you vote FOR each of the proposals described in the proxy statement/prospectus.

Q145. Does the proxy or voting instructions that I submitted for the special meeting originally scheduled for December 16, 2005 still count? Added 2 August 2006

A. None of the proxies or voting instructions received by Old SAIC for the December 16, 2005 meeting can be voted at the upcoming special meeting. In order for your vote to be counted at the upcoming special meeting on August 29, 2006, you must submit a new proxy or voting instructions by the Internet, telephone or mail, or vote in person at the meeting.

Q146. How do I vote my proxy? Added 2 August 2006

A. To ensure that your vote is recorded promptly, please submit your proxy or voting instructions as soon as possible, even if you plan to attend the special meeting in person. There are three options for submitting your proxy or voting instructions:

(1)	through the Internet by following the instructions at www.proxyvote.com,
(2)	over the telephone by calling 1-800-690-6903 and following the instructions or
(3)	through the mail by signing and returning the paper proxy and voting instruction card in the postage-paid envelope enclosed with your proxy statement.

Proxies must be submitted no later than 11:59 p.m. Eastern Time on August 28, 2006, and voting instructions to trustees of retirement plans must be submitted no later than 11:59 p.m. Eastern Time on August 24, 2006. If you have Internet access, we encourage you to record your proxy or voting instructions on the Internet. It is convenient, and it saves us significant postage and processing costs.

Regardless of the method used to submit your proxy or voting instructions, your shares will be voted at the special meeting as you direct. If you sign and return your proxy (or submit a proxy via the Internet or by telephone) without providing voting directions, your shares will be voted in favor of each of the proposals. The persons appointed as proxies to vote at the special meeting may vote or act in accordance with their judgment on any other matters properly presented for action at the special meeting and at any adjournments, postponements or continuations of the meeting.

You may also attend the special meeting at the SAIC Conference Center in McLean, Virginia and vote in person.

Q147. Can I revoke my proxy or voting instructions and change my vote? Added 2 August 2006

A. You may revoke or change your proxy or voting instructions by submitting another proxy or voting instructions with a later date, or by sending a written notice of revocation to SAIC’s Corporate Secretary at our principal executive offices. Revocations or changes in proxies must be submitted no later than 11:59 p.m. Eastern Time on August 28, 2006, and revocations or changes in voting instructions must be submitted no later than 11:59 p.m. Eastern Time on August 24, 2006. If you attend the special meeting and vote by ballot, any proxy that you submitted previously to vote the same shares will be revoked automatically and only your vote at the special meeting will be counted. You must attend the special meeting at the SAIC Conference Center in McLean, Virginia in order to be entitled to vote in person.

Q148. How are the shares held by the SAIC Retirement Plans voted? Added 2 August 2006

A. Each participant in the SAIC Retirement Plan, the Telcordia Technologies 401(k) Plan and the AMSEC Employees 401(k) Profit Sharing Plan has the right to instruct Vanguard Fiduciary Trust Company, as trustee, on a confidential basis as to how to vote his or her proportionate interests in all allocated shares of common stock held in the plans. The trustee will vote your shares as indicated by your voting instructions. With respect to each proposal, the trustee will vote all allocated shares held in the plans for which no voting instructions are received and all shares held in the plans which have not yet been allocated to the accounts of participants, on a plan-by-plan basis, in the same proportion as the allocated shares for which voting instructions have been received are voted.

Q149. How are the shares held by the SAIC Stock Deferral Plans voted? Added 2 August 2006

A. Under the terms of SAIC’s Stock Compensation Plan, Management Stock Compensation Plan and Key Executive Stock Deferral Plan, Wachovia Bank, N.A., as trustee, has the power to vote the shares of class A common stock held on behalf of participants of the plans. With respect to each proposal, Wachovia will vote all such shares of class A common stock in the same proportion that the other stockholders of SAIC vote their shares of common stock.

Q150. What votes are required to approve the proposals? Added 2 August 2006

A. The votes required to approve the proposals differ. A majority in voting power of all issued and outstanding shares of Old SAIC common stock entitled to vote is required for adoption of the merger agreement. A majority in voting power of the issued and outstanding shares of Old SAIC common stock present in person or by proxy at the special meeting and entitled to vote thereon is required for approval of the adoption of the 2006 Equity Incentive Plan and 2006 Employee Stock Purchase Plan.

Q151. What makes up a quorum that is necessary to conduct business at the special meeting? How are abstentions counted? Added 2 August 2006

A. The presence at the meeting, either in person or by proxy, of the holders of a majority of the total voting power of the shares of Old SAIC common stock outstanding on the record date is necessary to constitute a quorum and to conduct business at the special meeting. Abstentions will be counted for the purpose of determining whether a quorum is present for the transaction of business, but will not be counted for approval of a proposal. As a result, abstentions will have the effect of a vote against a proposal. All votes will be tabulated by the inspector of election appointed for the special meeting, who will separately tabulate affirmative and negative votes and abstentions.

Q152. Is my vote confidential? Added 2 August 2006

A. The manner in which record holders vote their shares will be maintained in confidence, and we will not have access to individual voting directions of plan participants.

Q153. If the merger is approved, when will it be effective? Added 2 August 2006

A. We will cause the merger to become effective only if it is approved by the stockholders and certain conditions specified in the merger agreement are satisfied or waived, including that the board or a designated committee of Old SAIC has determined that the initial public offering will be successfully completed promptly after the completion of the merger. The IPO is conditioned on completion of the merger. If approved, we will effect the merger shortly before the closing of the IPO. At that time, we will file a certificate of merger with the Secretary of State of the State of Delaware. We currently expect that this will occur in the Fall of 2006.

Q154. If the 2006 Equity Incentive Plan is approved, when would it go into effect? Added 2 August 2006

A. If approved by stockholders, the 2006 Equity Incentive Plan will become effective on the effective date of the merger.

Q155. If the 2006 ESPP is approved, when would it go into effect? How would this impact the 2004 ESPP? Added 2 August 2006

A. The 2006 ESPP will become effective on the date the first offering period under the ESPP commences as determined by the compensation committee, subject to stockholder approval and consummation of the merger. If the 2006 ESPP is approved by the stockholders and the merger is consummated, Old SAIC will cease issuing shares under the 2004 ESPP. No further purchase dates for shares under the 2004 ESPP are scheduled. Assuming the merger and IPO occur as scheduled, and the 2006 ESPP is approved by the stockholders, all contributions accumulated under the 2004 ESPP prior to the IPO, plus any additional contributions accumulated under the 2006 ESPP after the IPO will be applied to the purchase of shares of New SAIC.

Forward-looking Statements

This communication may contain forward-looking statements that are based on our management’s belief and assumptions and on information currently available to our management. Any such forward-looking statements relate to future events or our future financial performance, and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance, achievements or benefits to be materially different from any future results, levels of activity, performance, achievements or benefits expressed or implied by such forward-looking statements. As a result of these risks, uncertainties and other factors, readers are cautioned not to place undue reliance on any forward-looking statements included in this communication. These risks, uncertainties and factors are discussed in the filings of Science Applications International Corporation and SAIC, Inc. with the SEC, which are available without charge at the SEC’s internet site at http://www.sec.gov. The forward-looking statements speak only as of the date made. Neither Science Applications International Corporation nor SAIC, Inc. assume any obligation to update any forward-looking statements to reflect events or circumstances arising after the date as of which they are made or to conform such statements to actual results.

Additional Information and Where to Find It

More detailed information pertaining to the merger and related proposals of Science Applications International Corporation will be set forth in appropriate filings that have been and will be made with the SEC, including the proxy statement/prospectus contained in the registration statement on Form S-4 filed by SAIC, Inc. concerning the proposed merger and related proposals. We urge stockholders to read such documents that are or may be filed with the SEC when they are available because they will contain important information about the proposed merger and related proposals. Stockholders will be able to obtain a free copy of any filings, containing information about Science Applications International Corporation or SAIC, Inc., without charge, at the SEC’s internet site at http://www.sec.gov. Copies of any filings by Science Applications International Corporation or SAIC, Inc. can also be obtained, without charge, by directing a request in writing to Science Applications International Corporation, 10260 Campus Point Drive, M/S F-3, San Diego, California 92121, Attention: General Counsel or by email to SECfilings@saic.com.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Participants in the Solicitation

Science Applications International Corporation, SAIC, Inc. and their respective directors and executive officers may be deemed, under the SEC’s rules, to be participants in the solicitation of proxies from the stockholders of Science Applications International Corporation in connection with the proposed merger and related proposals. The names of the directors and executive officers of Science Applications International Corporation and SAIC, Inc. and their interests, direct or indirect, by security holdings or otherwise, in the proposed merger and related proposals are contained in the proxy statement/prospectus contained in a registration statement on Form S-4 filed by SAIC, Inc., which may be obtained without charge at the SEC’s internet site at http://www.sec.gov, or by directing a request in writing to Science Applications International Corporation, 10260 Campus Point Drive, M/S F-3, San Diego, California 92121, Attention: General Counsel or by email to SECfilings@saic.com.